National Union Fire Insurance Company of Pittsburgh, Pa.
175 Water Street
New York, NY 10038                               A member company of
(212) 770-7000                                                    American International Group,
                  Inc.

TEMPORARY AND CONDITIONAL BINDER OF INSURANCE CONFIRMATION
LETTER
September 28, 2005

MR. PARKER ATHERTON
MARSH USA, INC.
ONE CALIFORNIA STREET
SAN FRANCISCO, CA 94119

RE:   PAYPAL FUNDS
       Investment Company Blanket Bond
       Tab#: 7068622, Submission #: 59130560
       Policy#: 004940856
       Replacement of Policy # 007204813
       Policy Period Effective Date From: 10/01/2005 To 10/01/2006

Dear Parker:

On behalf of National Union Fire Insurance Company of Pittsburgh, Pa. (hereinafter "Insurer"), I am pleased to confirm the conditional binding of coverage in accordance with our agreement as set forth below and subject to the conditions set forth herein. Please review said Conditional Binder for accuracy and contact the Insurer prior to the effective date of policy coverage of any inaccuracy(ies) found within the issued Conditional Binder. If the Insurer does not hear from you prior to the effective date of policy coverage it will be understood that the Conditional Binder has been accepted as an accurate description of the agreed upon terms of coverage.

***IMPORTANT POLICY ISSUANCE VERIFICATION***

A policy will be issued with the name and address of the Insured exactly as referenced in the “Policy Information” Section of this Conditional Binder. If this information is inaccurate, please advise us immediately.

POLICY INFORMATION

INSURED:             PAYPAL FUNDS

INSURED ’S ADDRESS:     2211 North First Street
  SAN JOSE, CA 95131

TYPE OF POLICY:        Investment Company Blanket Bond

BASIC FORM:          Investment Company Blanket Bond (9/84)

INSURANCE COMPANY:    National Union Fire Insurance Company of Pittsburgh, Pa.

POLICY NUMBER:       004940856

EFFECTIVE DATE:       10/01/2005                   EXPIRATION DATE: 10/01/2006

Coverage Forms	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement A - Fidelity	$750,000	$100,000
Insuring Agreement B- Audit Exp	$25,000	$5,000
Insuring Agreement C-On Premises	$750,000	$100,000
Insuring Agreement D-In Transit	$750,000	$100,000
Insuring Agreement E-Forgery	$750,000	$100,000
Insuring Agreement F-Securities	$750,000	$100,000
Insuring Agreement G-Counterfeit Currency	$750,000	$100,000
Insuring Agreement H-Stop Payment	$25,000	$5,000
Insuring Agreement I-Uncollectable Items of Deposit	$25,000	$5,000
Optional Coverages Added by Rider
Computer Systems	$750,000	$100,000
Unauthorized Signatures Coverage	$750,000	$100,000
Telefacsimile Transfer Fraud	$750,000	$100,000

AGGREGATE LIMIT OF LIABILITY: NONE
OTHER TERMS:	Per Insurer Quote/Indication Letter dated 08/25/2005 except as indicated below.
PREMIUM:	$6,130
COMMISSION:	0.00%
Important Conditions Of Conditional Binder:	See Below

Premium for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act 2002: Not applicable, coverage rejected by insured. Any coverage provided for losses caused by an act of terrorism as defined by TRIA (TRIA Losses) may be partially reimbursed by the United States under a formula established by TRIA as follows: 90% of TRIA Losses in excess of the insurer deductible mandated by TRIA, the deductible to be based on a percentage of the insurer's direct earned premiums for the year preceding the act of terrorism.

A copy of the TRIA disclosure sent with the original quote is attached hereto.

OUTSTANDING SUBJECT TO INFORMATION

1. Signed & Dated Investment Company Blanket Bond App

RIDERS

The following riders will be added to the basic policy:

1. California Premium Rider
2. Schedule of Named Insured
3. Computer Systems Fraud
4. Unauthorized Signatures Rider
5. Telefacsimile Transfer Fraud (call-backs required in excess of deductible)
6. Terrorism Exclusion
7. OFAC Rider
8. Forms Index Rider

CONDITIONS OF CONDITIONAL BINDER

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described above, and any modifications of such terms as described in this Conditional Binder section entitled Modifications of Quote Letter. Unless otherwise indicated, this Conditional Binder may be canceled prior to the Effective Date by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Conditional Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Conditional Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when, not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Conditional Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. If cancellation of this Conditional Binder, by or on behalf of either the Insured or the Insurer, is effective after the Effective Date, then the Insurer shall be entitled to the earned premium, on a pro-rata basis, for the covered period. Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Conditional Binder void except as indicated below.

Notwithstanding the payment of any premium or the issuance of any policy pursuant to this conditional binder, this conditional binder shall be considered to be a TEMPORARY AND CONDITIONAL BINDER and is conditioned upon receipt, review and written underwriting approval of the additional information specified in the section entitled Outstanding Subject To Information. If such information is not received, reviewed and approved in writing by the Insurer within 30 days from the date that this conditional binder letter is executed by the

Insurer, then this conditional binder and any policy issued pursuant thereto will be automatically null and void ab initio (void from the beginning) and have no effect. This conditional binder may be extended only in writing from the Insurer.

A condition precedent to coverage afforded by this Conditional Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Conditional Binder indicated above and the Effective Date.

Please note this Conditional Binder contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

PREMIUM PAYMENT

Our accounting procedures require that payment be remitted within 30 days of the effective date of coverage or 15 days from the billing date, whichever is later. We appreciate your compliance with this procedure.

We appreciate your business and hope that we can be of further service to you in the future.

Sincerely,

/s/ Richard Ovalle

Richard Ovalle
Underwriter

cc:  George Blume (AIG-New York)
   Robert A. Braid (AIG-San Francisco)
   Marshawn Harris (AIG-San Francisco)

 If you have any questions regarding this policy, or for any other service needs, please contact our AIG Broker Services:

 Monday-Friday 9:00 AM - 6:00 PM Eastern
 Telephone: 1-877-TO-SERVE or (877)867-3783
 E-mail: TOSERVE@aig.com
 Fax: (800) 315-3896                     Raising the bar with commitment to quality

POLICYHOLDER DISCLOSURE STATEMENT
UNDER
TERRORISM RISK INSURANCE ACT OF 2002

You are hereby notified that under the federal Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, you now have a right to purchase insurance coverage for losses arising out of an Act of Terrorism, which is defined in the Act as an act certified by the Secretary of the Treasury (i) to be an act of terrorism, (ii) to be a violent act or an act that is dangerous to (A) human life; (B) property or (C) infrastructure, (iii) to have resulted in damage within the United States, or outside of the United States in case of an air carrier or vessel or the premises of a U.S. mission and (iv) to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. You should read the Act for a complete description of its coverage. The Secretary's decision to certify or not to certify an event as an Act of Terrorism and thus covered by this law is final and not subject to review. There is a $100 billion dollar annual cap on all losses resulting from Acts of Terrorism above which no coverage will be provided under this policy and under the Act unless Congress makes some other determination.

For your information, coverage provided by this policy for losses caused by an Act of Terrorism may be partially reimbursed by the United States under a formula established by the Act. Under this formula the United States pays 90% of terrorism losses covered by this law exceeding a statutorily established deductible that must be met by the insurer, and which deductible is based on a percentage of the insurer's direct earned premiums for the year preceding the Act of Terrorism.

Unless you sign this form and return it to us rejecting Terrorism Coverage under the Federal Act, you will be covered for Terrorism as defined in the Act and your premium for that coverage is $192.

_____  I hereby reject coverage in accordance with the Act.

_________________________
Signature of Insured

_________________________
Print Name/Title

_________________________
Date

Insured Name: PAYPAL FUNDS Policy Form: Manually Issued Policy Tab: 7068622, Submission: 59130560 Policy Number: 004940856 Policy Period Effective Date From: 10/01/2005 To 10/01/2006

POTENTIAL RESTRICTIONS OF TERRORISM COVERAGE

The Terrorism Risk Insurance Act of 2002 (TRIA) established a program (Terrorism Risk Insurance Program) within the United States Department of the Treasury, under which the Federal Government shares, with the insurance industry, the risk of loss from terrorist attacks. This Program is scheduled to terminate on December 31, 2005 unless extended by the Federal Government.

Your enclosed policy incepts while the Federal Program is still in effect, but prior to a decision by the Federal Government concerning extension of the Federal Program. If the Federal Government does not extend TRIA during the term of your policy, then the treatment of terrorism under your policy will change.

If you have not purchased TRIA coverage for the additional premium quoted, two (2) terrorism exclusion endorsements may be attached to your policy:

•
    The first exclusion serves to identify that TRIA may terminate during your policy period. If it does, the first exclusion will be replaced by the second exclusion. If TRIA is not terminated, the first exclusion also serves to exclude coverage for terrorism as defined by TRIA.

•
   The second exclusion serves to eliminate coverage for acts of "terrorism" and will essentially read *: This insurance does not apply to loss, injury, damage, claim or suit, arising directly or indirectly as a result of, in connection with, or relating to "terrorism" including but not limited to:

1.
Any action taken in hindering or defending against an actual or expected incident of "terrorism" regardless of any other cause or event that contributes concurrently or in any sequence to the injury or damage; and

	2.	Any contemporaneous or ensuing loss caused by explosion, fire, heat, vandalism, looting, theft, civil commotion, rebellion or insurrection.

However, this exclusion only applies if one or more of the following are attributable to an incident of "terrorism":

1.
The total of damages and/or loss to all types of property exceeds $25,000,000. In determining whether the $25,000,000 threshold is exceeded, we will include the replacement cost, without deduction for depreciation, for all damage sustained by any property affected by the "terrorism" and business interruption losses sustained by owners or occupants of damaged property; or

2.	Fifty or more persons sustain death or serious physical injury. For the purposes of this provision, serious physical injury means:
	a.	Physical injury that involves a substantial risk of death; or
	b.	Protracted and obvious physical disfigurement; or
	c.	Protracted loss of or impairment of the function of any bodily member or organ; or
3.	The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal, application and or existence of:
	a.	Any nuclear reaction;
	b.	Radioactive materials or "nuclear materials" in any form and from any source;
	c.	Radionuclides;

	d.	Radiation emitted from any radioactive source whether natural or manmade; and/or
	e.	Electromagnetic pulses; or
4.
   The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal and/or application of pathogenic or poisonous chemical or "biological"
    materials, whether natural, manmade, living or dead.

Multiple incidents of "terrorism" that occur within a seventy-two hour period and appear to be carried out in concert or to have a related purpose or common leadership will be considered to be one incident.

This endorsement is subject to state approval where filing requirements apply. Attachment of such an endorsement would provide for a return of the unearned pro-rata portion of any charge for terrorism coverage that you paid to us calculated based upon the date the TRIA program terminates relative to the number of days remaining until your policy's natural expiration.

DEFINITIONS - The following definitions shall apply:

"Terrorism" means the use or threatened use of force or violence against person or property, or commission of an act dangerous to human life or property, or commission of an act that interferes with or disrupts an electronic or communication system, undertaken by any person or group, whether or not acting on behalf of or in any connection with any organization, government, power, authority or military force, when the effect is to intimidate, coerce or harm:

a.	A government;
b.	The civilian population of a country, state or community; or
c.	To disrupt the economy of a country, state or community.

"Nuclear materials" means "source material," "special nuclear material" or "by-product material." "Source material," "special nuclear material," and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

"Biological" materials includes all microorganisms, viruses, rickettsia, prions, nucleic acids, toxins, toxin-producing agents, and poisons produced by biological organisms.

*Actual endorsement wording may vary based on modifications required by the various state regulatory offices during their approval process.